07020930

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference File No. 82-5089
Our reference TS/jp
Date 02/01/2007

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland
Phone +41 (0)44 625 25 25
http://www.zurich.com
Dir. phone +41 (0)44 625 2839
Dir. fax +41 (0)44 625 2839
Thiemo.Sturny
@zurich.com

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

"Zurich increases focus on Microinsurance", dated February 1, 2007.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

Thiemo Sturny

PROCESSED
FEB 1 2 2007
THOMSON FINANCIAL

Enclosure

46674-05

News Release

Schweizerische Eidgenossenschaft
Confédération suisse
Confederazione Svizzera
Confederaziun svizra

Swiss Agency for Development
and Cooperation SDC

ZURICH®

File No. 82-5089

Zurich increases focus on Microinsurance

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Swiss Agency for Development and Cooperation
Barbara Fournier
Phone +41 (0)31 323 08 63
Barbara.Fournier@deza.admin.ch

Zurich, February 1, 2007 – Zurich Financial Services Group (Zurich) announced today that it has entered into a partnership with the Swiss Agency for Development and Cooperation (SDC), for a joint implementation of Zurich's new cross-regional microinsurance initiative. The initiative's primary aim is to expand insurance coverage to disadvantaged sectors of the population in countries across Africa, Asia and Latin America, thereby promoting basic risk management principles and helping to reduce poverty.

Zurich recognizes that there is a significant unmet need for insurance among disadvantaged populations in emerging markets. The Group has been one of the early movers among the major insurance companies in providing insurance coverage to low-income customers through innovative products in Latin America. The new microinsurance initiative, however, represents the first concerted effort across different regions within the Group, focused on the under-privileged population segment.

Through collaboration with the International Labor Organization (ILO), the SDC, whose primary task is to alleviate poverty, will provide technical expertise and a profound knowledge of local communities. The collaboration will enable Zurich to implement a systematic approach to the development and execution of microinsurance projects.

Patrick O'Sullivan, Zurich's Group Finance Director, commented, "Through our new cross-regional approach to microinsurance, we will

explore new business models which can allow us to help more people protect their livelihood and their dignity by offering affordable insurance solutions." He added, "A systematic approach, sharing learnings and applying tools from our successful operational improvement program, The Zurich Way, will provide us access to a broader market base."

Zurich's microinsurance initiative foresees the implementation of a series of projects in up to four countries during the first three years. A pilot project will be launched in South Africa in 2007. Additional projects will be considered in Asia and Latin America.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

The **Swiss Agency for Development and Cooperation** (SDC) is Switzerland's international cooperation agency within the Federal Department of Foreign Affairs (FDFA). In operating with other federal offices concerned, SDC is responsible for the overall coordination of development activities, the cooperation with Eastern Europe, as well as for humanitarian aid. It employs a staff of around 550 people to carry out its activities in Switzerland and abroad, with an annual budget of CHF 1.3 billion (2006).

END